Part III
Item 7a.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders, firm or conditional
** Resting orders from LPs, firm or conditional
** IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) from LPs

** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C. IOC and resting orders transmitted by LPs

Description

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day. The permitted time-in-force for an Enhanced IOC is determined by the LP and is further detailed in Item 11.c. of Part III.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the System will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the System will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Item 8a.

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is a securitys round lot size.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; ~~and~~ or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $300million.

Members can set hard and soft per order quantity limits through the Liquidnet desktop trading application to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot

create an order that exceeds the traders designated limit. With a soft limit, the System notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the Liquidnet desktop trading application or the Liquidnet EMS, the principal value of an execution in the H2O ATS can never exceed $300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of participant orders.

Item 15b.

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but the System displays to the Member whether or not the broker block opportunity meets the tolerance of the Members indication. If a Member elects only to receive notification of broker block opportunities that are at or above the Members tolerance, the Member knows that any broker block opportunity meets the Members tolerance.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.A Member also knows that the quantity of any broker block opportunity meets the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000.

A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i) Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a Customer can view targeted invitations through the Customers OMS or EMS, subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted invitations to the Members EMS in addition to sending targeted invitations to the Member through Liquidnet 5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii) Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from orders.

Targeted invitations from orders are a parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii) Qualifying Members

Only qualifying Members and Customers can receive targeted invitations. Qualifying Members and Customers are determined on a quarterly basis based on a Members or Customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a Customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a Customer, the qualifying Member criteria are applied instead of the qualifying Customer criteria.

(iv) Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and Customers. A targeted invitation notification relates to a specific stock. A trader at a Member or Customer firm can only receive targeted invitations if the Member or Customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or Customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* Manual targeted invitation orders can execute against orders from LPs in the H2O ATS, subject to the Member having opted-in to interacting with LPs, but if a Member has opted-in to interacting with LPs, a trader at the Member firm can instruct Liquidnet that the trader does not

want to interact with LPs for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days. Upon request by a Member or Customer, Liquidnet can limit the Members/Customers look-back period for receiving targeted invitations based on having a prior opposite-side indication, order or execution in Liquidnet or having a prior placed-away indication, as applicable. With this limitation, a Member would not receive a targeted invitation based on having an indication, order or execution in Liquidnet or having a placed-away indication prior to the Members restricted look-back period. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite-side order in Liquidnet prior to the Customers restricted look-back period.

By default, a targeted invitation notification is sent to traders at qualifying Members and Customers where the recipient trader meets any of the following criteria:

* Opposite-side indication in Liquidnet. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side order in Liquidnet. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side execution in Liquidnet. The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

Upon request by a Member or Customer, Liquidnet can also limit targeted invitations received by the Member or Customer by applying a minimum size threshold to the Members/Customers prior opposite side indications, orders or prior placed-away indications, as applicable. With this limitation, a Member would not receive a targeted invitation based on having a prior indication or order in Liquidnet or having a prior placed-away indication unless that indication/order meets the minimum size threshold specified by the Member. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite side order in Liquidnet unless that order meets the minimum size threshold specified by the Customer.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

* Minimum execution size. The ~~default~~ minimum execution size for a manual targeted invitation order must meet at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.~~is the lowest of 5,000 shares, 5% of ADV for the stock, and $200,000 principal value.~~

Notwithstanding, the minimum execution size for a manual targeted order as defined above, the H2O ATS enforces a minimum execution size floor to ensure that manual targeted invitation executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a targeted invitation order with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a targeted invitation order with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the targeted invitation order did not meet or exceed 25% ADV, then the execution will not occur.

A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the indication and not less than the default minimum execution size set forth above in this paragraph.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the System prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and Customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication or order transmitted to LNI, the most recent time period during which the recipient had an indication or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through Liquidnet 5 or to a qualifying Customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through Liquidnet 5 or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the System provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through Liquidnet 5:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

A trader at a Customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or Customer firm can take any other action permitted by the Liquidnet Trading Rules for that participant category, including the creation of an opposite-side indication or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v) Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

(vi) Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or Customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii) Targeted invitations from orders

Types of orders

Liquidnet makes available targeted invitation functionality for the following orders:

* Liquidnet-only and LN auto-ex orders
* Certain categories of algo orders as notified by Liquidnet to its participants
* LP resting orders.

This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), the System can send targeted invitation notifications to Members and Customers that are qualifying recipients. The System applies the same default look-back period of 20 days for manual targeted invitations and targeted invitations from orders. The default maximum number of recipients for targeted invitations from orders is 10.

By default, the System can send targeted invitation notifications for any Member or Customer algo order (excluding orders from automated routing customers) or LN auto-ex order, provided the order meets the minimum order size and any other applicable requirements (as notified by Liquidnet to its participants). Prior consent is not required. A Customer may opt out of this default behavior by contacting its sales or trading coverage. The System will only send targeted invitation notifications for other parent order types, including LP resting orders and orders from automated routing customers, with participant consent.

For any parent order, Liquidnet can send up to one targeted invitation per day to any eligible recipient. If one or more prior recipients have dismissed a targeted invitation, Liquidnet can send a subsequent targeted invitation to additional recipients as long as the total of those recipients and prior recipients who have not dismissed the targeted invitation does not exceed the senders maximum number of recipients. In other words, the number of targeted invitations outstanding at any time cannot exceed the senders maximum number of recipients.

Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a participant applies to all targeted invitations from orders sent by the participant.

Targeted invitations from high-touch orders from Customers

By default, a Liquidnet trader can elect to authorize the System to send targeted invitation notifications for any high-touch order from a Customer. A Customer may opt out of this default behavior by contacting its sales or trading coverage. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The System will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the System will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

* Cancellation of associated order. The participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through Liquidnet 5 is notified of the following through Liquidnet 5:

* Whether or not there are any qualifying recipients
* When a recipient requests more time
* When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with Liquidnet version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through Liquidnet 5 is not notified of the items above, but Liquidnet can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or Customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or Customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.